EXHIBIT 99.1

Inventiva reports 2021 Third Quarter Financial Information

  Cash and cash equivalents at €105.7m as of September 30, 2021
  Revenues of €0.2m for the first nine months of 2021

Daix (France), Long Island City (New York, United States), November 10, 2021 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH), mucopolysaccharidoses (MPS) and other diseases with significant unmet medical needs, today reported its cash position as of September 30, 2021 and its revenues for the first nine months of 20211.

Cash Position

As of September 30, 2021, Inventiva’s cash and cash equivalents stood at €105.7 million, compared to €93.6 million as of June 30, 2021 and €105.72 million as of December 31, 2020.

Net cash used in operating activities amounted to €31.6 million for the first nine months of 2021 compared to (€19.4) million for the same period in 2020. R&D expenses for the first nine months of 2021 were up by 88% compared to the same period in 2020, mainly driven by the costs associated with the preparation and initiation of the NATiV3 Phase III clinical trial with lanifibranor in NASH, and to a lesser extent, by the increase of general and administrative expenses (G&A) expenses (+ 51%) resulting from Inventiva’s dual listing status.

Net cash generated from financing activities for the first nine months of 2021 amounted to €23.9 million, mainly due to the sale of $30 million in gross proceeds of the Company’s ordinary shares in the form American Depositary Shares ("ADS") on September 23, 2021. The sale was made through the Company's At-The-Market (ATM) program established on August 2, 2021, to existing and new specialized institutional investors. For the same period in 2020, net cash generated from financing activities amounted to €111.6 million, driven by: the issuance of €15 million (gross proceeds) of ordinary shares to certain existing investors in the Company, the entry into €10 million in French state-guaranteed credit agreements with a syndicate of French banks, and the receipt of €94.9 million3 (gross proceeds) following the successful IPO on the Nasdaq Global Market in July 2020.

Over the third quarter of 2021, the Company recorded a positive exchange rate effect on cash and cash equivalents of €3.0 million.

Considering its current R&D and clinical development programs and excluding additional financial resources that may originate from funding activities, Inventiva’s cash runway will allow the Company to fund its operations through the first quarter of 2023.

Revenues

The Company’s revenues for the first nine months of 2021 amounted to €0.2 million, as compared to €0.3 million for the same period in 2020. As part of its collaboration with AbbVie in auto-immune diseases, Inventiva is eligible to receive development, regulatory and commercial milestone payments as well as royalty payments. As such, the Company expects to receive another milestone payment upon the initiation by AbbVie of the Phase IIb clinical trial with cedirogant planned before the end of 2021.

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Update on the Phase II clinical trial with lanifibranor in patients with NAFLD and T2D

The Phase II investigator-initiated clinical trial evaluating lanifibranor for the treatment of Non-Alcoholic Fatty Liver Disease (NAFLD) in patients with type 2 diabetes (T2D) is progressing and Professor Cusi is recruiting the last patients of the trial. However, given the current status of recruitment, the publication of the results is now expected for the second half of 2022, rather than the first half of 2022 as previously communicated.

Next key milestones expected

  Webcast with Key Opinion Leaders from the AASLD The Liver Meeting™ 2021 hosted by Inventiva – scheduled on November 19, 2021
  Initiation by AbbVie of the Phase IIb clinical trial with cedirogant in patients with moderate to severe psoriasis – planned for November 2021
  Activation of first clinical sites for Phase IIa combination trial with lanifibranor and SGLT2 inhibitor empagliflozin in patients with NASH and T2D – planned for the first half of 2022
  Last Patient First Visit of the NATIV3 Phase III clinical trial evaluating lanifibranor in NASH – planned for the second half of 2022
  Publication of the results of the Phase II clinical trial evaluating lanifibranor for the treatment of NAFLD in patients with T2D – planned for the second half of 2022
  Strategy update on the development of odiparcil – planned for 2022

Upcoming investor conference participation

  Stifel Healthcare Conference 2021 – November 16-17, 2021
  Jefferies 2021 London Healthcare Conference – November 16-18, 2021
  J.P. Morgan Healthcare Conference 2022 – January 10-13, 2021

Upcoming scientific conference presentations

  AASLD The Liver Meeting, November 12-15, 2021

Next financial results publication

  Full-Year 2021 Revenues and cash position: Monday, February 14, 2022 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. Inventiva recently announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil in October 2020.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Laurence Frost / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains forward-looking statements, forecasts and estimates with respect to Inventiva’s clinical trials, clinical trial data releases, clinical development plans, milestone and royalty payments and anticipated future activities of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, with respect to the anticipated timeline for seeking of regulatory approvals for candidates, or that candidates will receive the necessary regulatory approvals. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2020 filed with the Autorité des Marchés Financiers on March 15, 2021, the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 15, 202, Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 24, 2021, as well as the full-year financial report for the year ended December 31, 2020 for additional information in relation to such factors, risks and uncertainties.

Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Non-audited financial information.
2 The cash position as of December 31, 2020 amounted to €113.7 million as published in the press releases on March 4, 2021, May 12, 2021 and July 28, 2021 and included cash and cash equivalents as well as short-term deposits which were included in the category “other current assets” in the IFRS statement of financial position.
3 Based on an exchange rate of $1.1342 per euro, the exchange rate published by the European Central Bank on July 9, 2020.

Attachment

  Inventiva - PR - Q3 2021 CA Cash - EN - 10112021 (https://ml-eu.globenewswire.com/Resource/Download/c4b7bee1-30cd-436a-9368-3fee640affbb)